                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-18492
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended: September 30, 1999
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                               TEAMSTAFF, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

                           DIGITAL SOLUTIONS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

                               300 Atrium Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

                          Somerset, New Jersey 08873
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _x_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _x_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

SEE ANNEXED SHEET FOR EXPLANATION

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Donald T. Kelly
         Cheif Financial Officer           732                 748-1700
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _x_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _x_ Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                TEAMSTAFF, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 29, 1999             By: /s/ Donald Kelly
     ---------------------------        ----------------------------------------
                                           Donald Kelly
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

PART III


                          ANNEXED EXPLANATION SHEET


        On January 25, 1999, the Company acquired 10 privately held entities operating under the tradename the Teamstaff Companies. The Company's report on Form 10K will reflect the operations of the combined entities since January 25, 1999. Since such date, management of the combined entities have been consolidating and coordinating their operations, including information and financial systems. The Company is unable to file its Form 10K for the fiscal year ended September 30, 1999 without unreasonable expense and effort due to its inability to complete the compilation of all necessary financial information due to these management and operational charges.

PART IV.(3)

         For the fiscal year ending September 30, 1998 the Company had revenues of $139,675,000 as compared to $244,830,000 for the current year end. The revenues for the year ending September 30, 1999 reflect the acquisition of the 10 Teamstaff Companies which was effected on January 25, 1999. The Report on Form 10K for the year ending September 30, 1999 will reflect this acquisition. The Company's report will also reflect costs of the Team Staff acquisition and an increase in the Company's debt resulting from an increase in the Company's lending facilities. Selling, general and administrative expenses have also increased from $7,389,000 in the year ending September 30, 1998 to $12,181,000 in the present year. There increases on the result of higher costs associated with higher sales.